UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
               For the Quarterly Period Ending September 30, 1997

                           Registered Holding Company:

                            National Fuel Gas Company
                           (A New Jersey Corporation)
                               10 Lafayette Square
                             Buffalo, New York 14203


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.      Energy or Gas  Date of       State of      Percentage of        Nature of  Business
                           Related        Organization  Organization  Voting Securities
                                                                      Held

National Fuel Gas Company  Gas            1902          New Jersey    Holds all voting     The Company  is an integrated
                                                                      securities of the    natural gas operation engaged in
                                                                      reporting companies  owning and  holding securities
                                                                      except as indicated  issued by its subsidiaries.
                                                                      below.

Seneca Independence        Gas            1997          Delaware      100%                 Construct and operate
Pipeline Company (New)                                                                     interstate natural gas
                                                                                           transportation facilities.

Niagara Independence       Gas            1997          Delaware      100%                 Gas marketing.
Marketing Company (New)

DirectLink Gas Marketing   Gas            1997          Delaware      25%                  Gas marketing.
Company (New)

Niagara Energy             Gas            1996          Delaware      100%                 Gas marketing.
Trading Inc. (New)


          NARRATIVE DESCRIPTION:
          National Fuel Gas Company is not a "reporting company" but is included in this Item 1 because it holds directly or indirectly voting securities issued by the reporting companies. During the quarter ended September 30, 1997, the reporting companies engaged in the following activities:

          Seneca Independence Pipeline Company ("SIP") executed an agreement to acquire a 25% general partnership interest in Independence Pipeline Company ("Independence"), upon receipt of approval by the SEC under the PUHCA (see Form U-1 filed 10/6/97, File 70-9117). Under certain conditions, SIP has an option to become a 33.33% owner of Independence.

          Niagara Independence Marketing Company became a 25% general partner in DirectLink Gas Marketing Company ("DirectLink") on September 23, 1997. DirectLink executed precedent agreements under which, upon satisfaction of various conditions, DirectLink would purchase firm natural gas transportation services from (i) Independence for about 500,000 Dth/day, and (ii) ANR Pipeline Company for about 507,000 Dth/day. These tyransactions are also described in the Form U-1 at File No. 70-9117.

          Niagara Energy Trading Inc. ("NET") had been formed without issuing any voting stock in 1996. In July 1997, NET made its initial issuance of common stock to National Fuel Gas Company. NET executed a short-term maximum-rate firm natural gas storage agreement for 200,000 Dth with National Fuel Gas Supply Corporation (an associate company) which allows NET to inject gas into storage during November and December 1997, and to withdraw gas from storage beginning December 1997 through February 1998.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of      Principal Amount   Issue or  Cost of     Person to      Collateral  Consideration
Issuing         Security     of Security        Renewal   Capital     Whom Security  Given With  Received for
Stock           Issued                                    Was Issued  Was Issued     Security    Each Security


Seneca          Stock        1000 Shares        Issue     N/A         National       N/A         $1,000
Independence                                                          Fuel  Gas
Pipeline                                                              Company
Company

DirectLink Gas  General      25% Interest       Issue     N/A         Niagara        N/A         $0
Marketing       Partnership                                           Independence
Company         Interest                                              Marketing
                                                                      Company

Niagara         Stock        1000 Shares        Issue     N/A         National       N/A         $1,000
Independence                                                          Fuel Gas
Marketing                                                             Company
Company

Niagara         Stock        1000 Shares        Issue     N/A         National       N/A         $1,000
Energy                                                                Fuel Gas
Trading                                                               Company
Inc.


                         ITEM 3 -ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged




NONE








 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged




NONE


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:              (in thousands)

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

     Total Current Aggregate Investment:
           Pipeline activities                            $1,000
           Marketing activities                            2,000
                                                          ------
                Total Current Aggregate Investment:               $3,000


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


NONE

                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    1. Balance Sheet for Seneca Independence Pipeline Company      - Attached
    2. Balance Sheet for Niagara Independence Marketing Company    - Attached
    3. Balance Sheet for Niagara Energy Trading Inc.               - Attached


NOTE: DirectLink Gas Marketing Company had no assets or liabilities at September 30, 1997.

B.  EXHIBITS:  NONE

               Seneca Independence Pipeline Company (New Company)
                                  Balance Sheet
                              At September 30, 1997
                                   (Unaudited)



ASSETS

Current Assets
        Cash & Temporary Cash Investments              $1,000
                                                       ======


CAPITALIZATION

        Common Stock                                   $1,000
                                                       ======

              Niagara Independence Marketing Company (New Company)
                                  Balance Sheet
                              At September 30, 1997
                                   (Unaudited)



ASSETS

Current Assets
        Cash & Temporary Cash Investments              $1,000
                                                       ======


CAPITALIZATION

        Common Stock                                   $1,000
                                                       ======

                    Niagara Energy Trading Inc. (New Company)
                                  Balance Sheet
                              At September 30, 1997
                                   (Unaudited)

ASSETS

Current Assets
        Cash & Temporary Cash Investments              $1,000
                                                       ======

CAPITALIZATION

        Common Stock                                   $1,000
                                                       ======

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Please direct inquiries concerning this report to the undersigned at (716) 857-7702

Dated:  November 26, 1997



                                        By /s/ James R. Peterson
                                          -------------------------------------
                                           James R. Peterson
                                           Assistant Secretary